Filed by Hertz Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:   Dollar Thrifty Automotive Group, Inc.

Registration Statement No:  333-167085

Dollar Thrifty Transaction Update August 31, 2010 Hertz Global Holdings, Inc. (NYSE: HTZ) and The Hertz Corporation

Executive Summary A Hertz and Dollar Thrifty merger would better balance the industry with Avis / Budget and Enterprise / National / Alamo (slide 4) A Dollar Thrifty and Avis merger leaves only two companies controlling all U.S. value brands (slide 4, 5) Pricing data strongly suggests Avis will face significantly greater regulatory hurdles than Hertz (slide 6, 7, 8, 9) Impact of a large brand carve out undermines the viability of an Avis / DTG merger (slide 10, 11) Despite heightened antitrust risk, Avis’s offer provided less contractual protection to address that risk (slide 12) Hertz is best positioned to obtain regulatory approval and complete a transaction in the fourth quarter

Transaction Update Hertz continues to make progress Merger agreement signed on April 25th represented a premium of 19% and 38% over DTG respective 30 and 90 day trading averages. DTG’s Shareholder vote September 16th Antitrust Process Filed for HSR approval on May 14th; second request from FTC on June 14th Hertz has won regulatory approval in Canada July 28th, Avis Budget Group bid for Dollar Thrifty August 3rd, DTG refused to declare Avis’s offer superior stating: “a higher price cannot compensate for a deficiency in deal certainty” and asked for a reverse termination fee; Avis has not responded Antitrust Process Avis filed for HSR approval May 13th; second request from FTC on June 14th August 26th Avis received a second request from Canadian regulators, typically reserved for cases raising significant competitive issues. Second requests are infrequent and remedies often lead to court imposed divestitures Hertz / Dollar Thrifty Transaction Avis Competing Offer A key differentiation between Hertz/Dollar Thrifty transaction and Avis offer is antitrust risk

Antitrust Risk Analysis: U.S. Car Rental Market Three primary segments: Premium brands – highest level of convenience, service, vehicle condition and options at a premium price Mid-Tier Value brands – standard-level quality and service at a lower price Deep value brands – lowest price proposition with fewer service attributes Only Avis and Enterprise will own mid-tier value brands if Avis merges with DTG

Public Statements on Brand Positioning Avis Budget Group 2009 10K: “With Avis as a premium brand preferred by corporate and upscale leisure travelers, and Budget as a value brand preferred by value-conscious travelers, we believe we are able to target a broad range of demand . . . .” Dollar Thrifty Automotive Group 2009 10K: “The Company has two value rental car brands, Dollar and Thrifty, with a strategy to operate company-owned stores in the top 75 airport markets and in key leisure destinations in the United States.” In their own words: Budget and Dollar Thrifty are both value brands

2009 Average Weekend Prices – Midsize Rental Source: 2009 Rubicon – survey of weekend midsize rental Budget and Dollar / Thrifty brands are positioned closely to one another

Hertz and Advantage Pricing is Substantially Differentiated from Dollar / Thrifty Brands Discount Relative to Hertz Price 0-10% Premium 10-25% Mid-Tier Value 25%+ Deep Value Budget pricing is only nominally differentiated from Dollar and Thrifty pricing Source: Survey of Rubicon price canvassing data for weekend midsize prices. 2009 Average Weekend Prices

New FTC Merger Guidelines: GUPPI Gross Upward Price Pressure Index (“GUPPI”): Economic formula used to evaluate the “upward pricing pressure” from a proposed merger on each of the merging brands (before netting out cost savings) GUPPI addresses anticompetitive pricing power of combined companies post merger Concept endorsed by new FTC/DOJ Merger Guidelines - August 2010 GUPPI score under 5% indicates low risk of unilateral price increase; GUPPI score over 10% suggests more significant concern for unilateral price increase Key economic test supports Hertz-DTG combination over ABG-DTG

GUPPI indicates higher antitrust risk for Avis Budget Estimated GUPPI Scores for Hertz and ABG Deals For Hertz - Dollar Thrifty: The combined entity generates GUPPI scores of under 5.0% except at Las Vegas (5.01%) Indicates low risk of unilateral price increases from Hertz-Dollar Thrifty transaction For Avis Budget - Dollar Thrifty: For 99% of Dollar Thrifty revenue earned at U.S. airports, the combined entity generates a GUPPI score exceeding 5% GUPPI for Dollar Thrifty brands exceeds 10% at airports accounting for 16% of DTAG revenues 24% of Avis revenues are earned at airports where estimated GUPPI scores for Budget brand exceed 5% Source: Results derived from Rubicon price data and airport concession revenue data. For Hertz –DTG transaction GUPPI scores are for Hertz and DTG brands only. GUPPI scores for the Advantage brand could not be calculated due to insufficient data.

Potential Brand Divestitures Source: Company filings. 2010 Run-rate revenues. Rental revenue from company owned stores only for both U.S. and Canada. 2009 Sales ($ in Millions) (1) (2) (2)

Illustrative Valuation Impact of Antitrust Carve Out Illustrative Carve Out Analysis Illustrative Valuation Impact 1. Based on 2009 DTG revenue of $1,546 mm and mid-point (1.5%) of company revenue growth target 1.0% to 2.0%. [Source July 2010 Investor Presentation]. 2. Based on mid-point ($210 mm) of company Corporate Adjusted EBITDA target of $200 to $220 mm. [Source July 2010 Investor Presentation]. 3. Estimated multiple differential between the acquisition of DTG and sale of divested assets. 4. Based upon 30.7 million diluted shares $480 million in total value leakage could exceed $15.00 per share (4) Sales DTG 2010E Revenue (1) $1,569 Less: Divested Revenue (600) % of Total Sales 38% Acquired Sales $969 EBITDA DTG 2010E Corp. Adj. EBITDA (2) $210 Less: Divested Corp. Adj. EBITDA (75) % of Total Corp. EBITDA 36% Acquired Corp. Adj. EBITDA $135 Synergies Publically Stated Synergy Estimate $150 Less: Carve Out Loss of Synergies (55) % of Total Synergy Estimates 37% Pro Forma Synergies $95 Divested Corp. Adj. EBITDA $75 Sale Multiple Discount (3) 2.0x Value Leakage from Divestiture $150 Carve Out Loss of Synergies 55 Capitalization Multiple 6.0x Value Leakage $330 Total Value Leakage $480

Hertz®

How do the Hertz versus Avis Anti-trust contract terms compare?

Hertz's agreement reflects confidence in antitrust approval and includes a $49.6 million reverse termination fee and a U.S. revenue divestiture threshold of ~$335 million including divestiture of its Advantage brand . . .

	Avis Terms	Hertz Terms
Revenue Divestiture Thresholds	International: $75 million of 2009 revenues U.S.: **$250 million** of 2009 revenues Brands: **None**	International: $175 million of 2009 revenues[1] U.S.: **$335 million** of 2009 revenues[2] Brands: **Advantage**
Reverse Termination Fees	**None**	**$44.6 million *plus* up to $5 million of transaction expenses**
Drop Dead Date	April 25, 2011	April 25, 2011
Regulatory Approval Requirements	**Canada: *Still pending*** (Second Request received) **U.S.:** Pending (Second Request received)	**Canada: *Received approval***, no remedies required **U.S.:** Pending (Second Request received)

. . . Avis's offer has no reverse termination fee or a brand divestiture and only $250 million of divestitures in the U.S.; Dollar Thrifty said the "unwillingness to offer a meaningful reverse termination fee can only represent to us, to the market and to any objective observer a lack of confidence by Avis Budget in its position."

1. *Agreed to divest a total of $175 million of 2009 revenues worldwide, including in the U.S. Hertz received regulatory approval on the initial review in Canada, so all $175 million is now available for divestures in the U.S.*
2. *$175 million of 2009 revenues plus Advantage which represents ~ $160 million of run-rate revenues for a total of $335 million.*

12

Chancery Court on Deal Certainty : “Getting the best price is not the psychic satisfaction of knowing your board negotiated for the nominally best price that never gets paid. Getting the best price means getting a price that will ultimately be paid.” Vice Chancellor Strine 1. In re Dollar Thrifty Share holder Litigation, CA No. 5458-VCS (Del Chancery Ct.), transcript of oral argument, August 25, 2010, at p.156 . 2. The Delaware Court of Chancery adjudicates matters of corporate governance. The Honorable Leo E. Strine Jr., Vice Chancellor, is one of five judges who adjudicate corporate matters at the Delaware Court of Chancery (1) (2)

Forward-Looking Statements This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz Global Holdings, Inc. (“Hertz”) and Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Additional Information About the Merger and Where to Find It In connection with the proposed merger, Hertz filed with the SEC a registration statement on Form S-4 (SEC file number 333-167085) that includes a preliminary prospectus of Hertz and a preliminary proxy statement of Dollar Thrifty. The registration statement was declared effective by the SEC on August 16, 2010, and the proxy statement/prospectus has been mailed to Dollar Thrifty stockholders on or about August 17, 2010. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, important information about Hertz, Dollar Thrifty and the proposed merger. Investors and security holders may obtain these documents (and any other documents filed by Hertz or Dollar Thrifty with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Hertz may be obtained free of charge on Hertz's internet website at www.hertz.com or by contacting Hertz's Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty's internet website at www.dtag.com or by contacting Dollar Thrifty's Investor Relations Department at 918-669-2119. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. Hertz, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger. Information about the executive officers and directors of Hertz and their ownership of Hertz common stock is set forth in the proxy statement for Hertz's 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010. Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in Dollar Thrifty's proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2010. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz, Dollar Thrifty and their respective executive officers and directors in the proposed merger by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.